EXHIBIT 21 - LIST OF SUBSIDIARIES.


The following subsidiaries are wholly owned by the parent company
Gallery of History, Inc., which was incorporated in Nevada in November 1981:



The American Museum of Historical Documents,
Texas Chartered
DBA  Gallery of History, Inc.
A Texas Corporation


3601 West Sahara Corp.
A Nevada Corporation


Gallery of History, Inc.
A Delaware Corporation





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